FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 25, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on March 25, 2021

INDIRECT TRANFER OF MEANS OF CONTROL IN CELLCOM ISRAEL

Netanya, Israel – March 25, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous announcement on Form 6-K, dated March 17, 2021, under chapter D section 21A of its Periodic Report for 2020, regarding the Israeli Ministry of Communications' approval for the transfer of means of control in Cellcom Israel's group to a group of investors led by Mega Or Holdings Ltd., or Mega Or, the Company announces that on March 25, 2021, Discount Investment Corporation Ltd., or DIC, the indirect controlling shareholder of the Company, announced the completion of the first phase of the transaction for the transfer of means of control in the Company, which included the transfer of shares representing approximately 47.4% of DIC's share capital to the group of investors, out of which, shares representing approximately 24.9% of DIC's share capital, were transferred to Mega Or. DIC further announced that upon completion of the first phase of the said transaction (1) it provided a notice of termination of the lending transaction between Koor Industries Ltd., or Koor (a wholly owned subsidiary of DIC) and two private companies, Wior Communications Ltd. and Blejer Communications Ltd. (the "Companies"), which each holds 2.5% of the issued share capital of the Company; (2) as of this date, DIC is a company without a controlling shareholder (as the term "control" is defined in the Israeli Securities Law, 1968), and no longer constitutes a "layer company" (within the meaning of this term in the Law for Promotion of Competition and Reduction of Concentration, 2013, (the "Concentration Law").

As of this date, the Company is considered a "first layer company" (as such term is defined in the Concentration Law) and Mega Or is considered a "founding shareholder" alongside Koor and as an "Israeli shareholder", in lieu of the Companies, as such terms are defined in the Company's cellular license

For additional details regarding the Company's cellular license, see the Company's 2019 annual report, dated March 23, 2020, under, Item 3. Risk Factors - There are certain restrictions in our licenses relating to the ownership of our shares." and Item 4. Information on the Company – B. Business Overview – Cellular Segment – Our Cellular license" and Item 6. Directors, Senior Management And Employees – C. Board Practices – Israeli-Appointed Directors".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: For March 25, 2021	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary